

Aura Oslapas · 3rd

A+O Design Partners

Creative Direction. Experience Design. Design Strategy.

Santa Cruz, California · 500+ connections · **Contact info**

Experience

Principal

A+O Design Partners

Feb 2014 – Present · 6 yrs 5 mos

San Francisco Bay Area

Customer experience and design strategies for senior corporate clients, leveraging our collective depth and breadth across industries and project types. Please contact for further information.

Advisor to CEO

Rune Labs

Oct 2019 – Present · 9 mos

San Francisco, California, United States

Co-Founder and Co-CEO

Strive Group, LLC · Full-time

Jun 2017 – Mar 2019 · 1 yr 10 mos

San Francisco Bay Area

Strive develops technology designed for people with Parkinson's Disease who strive to live fully. Acquired by Rune Labs, a platform for neuromodulation systems to manage and optimize complex therapies. The StrivePD app was launched in September 2019.

SVP, Chief Design Officer

Best Buy

Sep 2010 – Nov 2013 · 3 yrs 3 mos

Minneapolis/San Francisco

Responsible for the creation of a seamless and differentiated shopping experience across all channels (online, mobile, physical and phone), and for the visual and verbal expression of the Best Buy brand experience. Operational responsibility for all design teams: brand identity design and management, customer experience, bestbuy.com, mobile channels and t ...**see mor**

Principal

A+O Design Methods

Jan 2002 – Aug 2010 · 8 yrs 8 mos

San Francisco Bay Area

Supporting corporate clients on business challenges ranging from creating new products and services to rethinking customer delivery systems. We take a human-centered approach to understanding and reshaping experiences across environments, products, services and communications. Given our deep expertise in design, we also help our clients transf ...**see mor**

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Education



Cranbrook Academy of Art

Master of Fine Arts (MFA), DESIGN



Cleveland Institute of Art

BFA, Industrial Design



Queens College

liberal arts and social sciences

Volunteer Experience

Board Member

EasePD

Apr 2019 – Present • 1 yr 3 mos

Health

Board Member

New Way Homes

May 2015 – Present • 5 yrs 2 mos

Poverty Alleviation

Arts Commissioner

Santa Cruz County

May 2016 – Present • 4 yrs 2 mos

Arts and Culture

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